

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 17, 2016

Mail Stop 4631

<u>Via E-Mail</u>
PGT, Inc.
Mr. Bradley West
Chief Financial Officer
1070 Technology Drive
North Venice, FL 32475

      **Re:**    **PGT, Inc.**
            **Form 10-K for the Fiscal Year Ended January 2, 2016**
            **Filed March 11, 2016**
            **File No. 0-52059**

Dear Mr. West:

     We have completed our review of your filing.  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                       Sincerely,

                       /s/ Terence O'Brien

                       Terence O'Brien
                       Accounting Branch Chief
                       Office of Manufacturing and
                       Construction